Mail Stop 4561
Via Mail and Facsimile to (703) 848-8610

May 21, 2010

Douglas K. Thede, CFO
MicroStrategy Incorporated
1861 International Drive
McLean, VA 22102

> **Re:** **MicroStrategy Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 000-24435**

Dear Mr. Thede:

We have reviewed your filing and your letter dated May 11, 2010, and have the following comments.

Item 10. Directors, Executive Officers, and Corporate Governance, page 54
(Incorporated by Reference From Proxy Statement Filed April 16, 2010)

Proposal I: Election of Directors

Nominees, page 6

1. Future filings should include a more detailed description of the specific experience, qualifications, attributes or skills that led to the conclusion that the each nominee should serve as your director at the time that the disclosure is made, in light of your business and structure. See Item 401(e) of Regulation S-K.

Corporate Governance and the Board of Directors and Its Committees

Oversight of Risk, page 11

2. We note that your disclosure does not appear to address whether your compensation policies relate to risk-taking incentives. See Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Item 11. Executive Compensation, page 54 (Incorporated by Reference From Proxy Statement Filed April 16, 2010)

Elements Used to Achieve Compensation Objectives

Cash Bonuses, page 17

3.   Explain how core operating income is calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K. To the extent applicable, similar disclosure should be included in future filings.

Determining Compensation

Cash Bonuses, page 22

4.   Provide a more detailed discussion linking how the company's quarterly operating income performance and annual increase in value of worldwide maintenance contracts resulted in the cash bonus awarded to Mr. Zolfaghari. To the extent applicable, similar disclosure should be included in future filings.

Angel.com Stock Options, page 23

5.   Provide a more detailed discussion explaining the subjective factors Mr. Saylor considered and how they impacted the size of the Angel.com options grants to Messrs. Klein and Thede. To the extent applicable, similar disclosure should be included in future filings.

*   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

       If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

       Sincerely,

       Mark P. Shuman
       Branch Chief – Legal